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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 2)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                     (CUSIP Number of Class of Securities)

                                F. Brian Cerini
                             Chairman and President
                            Sierra Prime Income Fund
                         9301 Corbin Avenue, Suite 333
                              Northridge, CA 91324
                                 (818) 725-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                                Richard W. Grant, Esq.
                                Jeffrey P. Burns, Esq.
                                Morgan, Lewis & Bockius LLP
                                2000 One Logan Square
                                Philadelphia, PA 19103
                                215-963-5000

                               December 16, 1996
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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        This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule
13E-4 of the Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 124,444 of the Fund's Class A Common Shares (the "Class A Shares") and originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on December 16, 1996, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13e-4.

        The Offer terminated at 6:00 P.M. (Pacific Standard Time) on January 31, 1997 (the "Expiration Date"). The original Offer date of expiration on January 17, 1997 was extended for a period of ten (10) business days as previously indicated in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on January 17, 1997. Pursuant to the Offer, 101,329.809 shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.00 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $1,013,298.09.

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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SIERRA PRIME INCOME FUND



February 11, 1997                       /s/  F. BRIAN CERINI
                                        --------------------------------------
                                             F. BRIAN CERINI
                                             Chairman and President